Agreement on

Cooperation on Joint Construction of “Curriculum Expert Website”

This agreement was signed by the following two parties in Beijing on March 9, 2005.

Party A:

Yang Sigen

ID number:

362522196911122516

Party B:

Today’s Teachers Technology and Culture Limited

Whereas:

The experts organized by Party A, including those in the areas of Chinese curriculum reform, language education, family education, professional education, education news,  education focus and guidance on educational and scientific research of primary and secondary schools, have rich teaching and research experience, as well as education resources. Party A, representing the above-mentioned experts, intends to cooperate with a professional education website company in China, to promote the online operation and management of curriculum education resources;

Party B is engaged in the construction and development of cultural and educational resources of China, and has built an Education Resource Information Platform Website (www.cersp.com), which is a website of fair scale.

The two parties hope that cooperation will allow them to complement each other’s strengths and integrate resources, that they will jointly construct a C urriculum Expert Website under the www.cersp.com platform, jointly push forward the online process of curriculum resources, and jointly promote the operation of education resources.

Therefore,

The two parties reached the following agreement on their cooperation:

1.

Method of Cooperation

Party B shall invest funding for the construction and operation, and provide website platform, technical support and maintenance; Party A shall organize relevant experts and invest the resources and information of the curriculum areas. The two parties shall jointly construct the Curriculum Expert Website under the Education Resources Information Platform (www.cersp.com) (Hereinafter referred to as “Cooperation Project”). Furthermore, based on the above-mentioned Curriculum Expert Website, the parties shall undertake market promotion and development, set up an effective business model, and share profits.

2.

Conditions of Cooperation

2.1

The cooperation conditions provided by Party A include: under the precondition that it will not conflict with education administration departments, Party A agrees to post on www.cersp.com the authoritative education resources and information in the curriculum areas that it enjoys or controls.  Teaching activities of all curriculum areas can also be realized on www.cersp.com platform whenever possible, these activities include: curriculum research, academic exchange, online classroom, teacher’s training, expert consulting, and information release.

2.2

Party B shall invest funds for the initial preparation stage of the Curriculum Expert Website, and provide hardware systems and corresponding technical support and maintenance for the www.cersp.com website platform.  It will also provide a guarantee for the technical requirements regarding website construction put forward by Party A.

In view of the many variable factors in the course of the website construction during the term of the cooperation, Party B is willing to provide follow-up funding for the normal development of the website in accordance with project development requirements on the basis of guaranteeing current funding.

2.3

Party A should appoint Party B as its exclusive cooperation partner for the Curriculum Expert Website. This means that during the term of cooperation and the commercial development activities of online products, it only has Party B as its cooperation partner for online distribution of the education resources that it owns or controls, and traditional distribution of its telecommunication value-added service products and online products. Party A may simultaneously cooperate with a third party in its non-commercial curriculum research activities (including carrying out research subjects for various levels of education administration departments, research institutions, and presses).

2.4

Party B authorizes Party A to set up “Shanghai Editorial Department of China Education Resource Service Platform” (or: Shanghai Research and Development Centre of China Education Resource Service Platform) in Shanghai to fully represent Party B and handle its business concerning the website and other products in the Shanghai area. Party A is the sole cooperator designated by Party B for the Shanghai area. In case that Party B needs to seek other partners in the Shanghai area, it needs to obtain Party A’s permission in writing. Party B shall not set up websites with similar subjects or special topics as that of the websites that have been set up or are being prepared to set up by Party A.

3.

Management of the Project

3.1

In order to achieve the purpose of scientific management and efficient operation of the Curriculum Expert Website, Party B agrees to set up a Project Management Team for Curriculum Expert Website (“Project Team”). The Project Team will have separate accounting for its internal funds. As representative of the Project Team, Party A may organize other curriculum experts to form an Expert Committee to jointly participate in the construction and management of the Curriculum Expert Website. As representative of the Project Team, Party A will be appointed as lifelong member of the Expert Committee by Party B.

3.2

Party B shall make its best efforts to allocate the company’s resources, to provide the Project Team with support including funding, technology and administration. Party B shall be responsible for the Curriculum Expert Website’s promotion, setup of business model, development and marketing. Therefore, Party B shall provide an overall marketing plan, market development team, corresponding funds, and marketing timetable. During the course of the above-mentioned market development efforts, Party B will jointly engage in the activities alongside Party A.

4.

Interest of Party A

4.1

In view of Party A’s status in the Curriculum Expert Website, Party A can obtain a fixed interest which is equivalent to 40% of the Project. This 40% interest includes:

(1)

Possessing 40% of the overall invisible assets acquired by the Website;

(2)

Entitlement to 40% of the Project’s profit;

(3)

Obtaining project management rights as described in Clause 3 of the Agreement;

(4)

Obtaining incentive funds for the initial business period as stipulated in Clause 5 of this Agreement;

(5)

Obtaining compensation right for withdrawing from the Project as stipulated in Clause 6 of this Agreement.

4.2

In addition to the distribution of 40% of the profit as described above, Party A can also obtain 50% of the remaining 60% profit. Therefore, Party A can obtain 70% of the profit of Curriculum Expert Website; Party B can obtain 30%.

The profit mentioned in this Clause refers to the net profit obtained by the Curriculum Expert Website by means of internet distribution (including but not limited to unloading charges, membership fees and online teaching), after the costs of website investment and operations, management, etc.

Profits obtained from publishing and distributing the website resources of the Curriculum Expert Website by traditional means, or by telecommunication value-added service method or other business models, will be distributed after cost calculation and ratio determination.

4.3

The Website’s overall invisible assets will be re-evaluated every three years. The evaluator shall be a third party agreed upon by both Party A and Party B, and will have relevant qualifications.

5.

Incentive Fund for Initial Business Period

The “initial business period” in this Clause refers to the period before the www.cersp.com website project officially makes profits, and during Party A and Party B’s cooperation on jointly constructing and developing the website.

In view that Party A shall invest its time, energy and expert’s intelligence during the initial business period or before www.cersp.com becomes profitable, but www.cersp.com shows no profits during this initial business stage, Party B agrees that during the initial business period, it shall consider the development fund of the entire project or individual projects, use appropriate distribution, and allocate certain amount of money as incentive fund for initial business period for Party A.

The exact amount of the incentive fund for the initial business period, obtaining method and incentive plan will be determined by Party B’s shareholders.

6.

Termination of Cooperation and Compensation to Party A for Withdrawal

6.1

The term of the two parties’ cooperation is set tentatively for five years. The two parties shall discuss renewal of the Agreement six months before the maturity of the term of the cooperation. In principle, both parties shall preferentially choose the other party as its partner for continuing the Project.

6.2

In the case that one year after the website has become operational and the monthly hits of the Curriculum Expert Website have decreased for three consecutive months, Party B shall reserve the right to request Party A to select a new expert for cooperation to continue constructing the website. The new expert will replace the curriculum expert of Party A and become the chief expert in charge of the operation of the Curriculum Expert Website.

When the new chief expert takes over this project, Party A’s expert on this curriculum shall automatically withdraw from the seat of Project Team representative, at the same time, according to the stipulation of Clause 4 above, the 40% fixed interest that the Party A’s Curriculum Expert has in the Project will be compensated with payment to Party A by Party B. The amount of compensation for the 40% fixed interest will be 10% of the average annual profits of the Project before the Curriculum Expert of Party A withdraws from the project.  The compensation will be paid by Party B.

6.3

In the case that Party B should fail to provide guarantees of relevant technology and financing, or fail to provide support in the process of market operations as stipulated in Clause 3.2 of this Agreement, which result in flat growth of monthly hits, or even decreases in hits, Party A shall reserve the right to terminate its cooperation on the Project with Party B, and obtain compensation that corresponds to 60% fixed interest from Party B as stipulated in Clause 4.1 of this Agreement.

7.

Confidentiality

Unless otherwise reasonably necessary by laws and regulations, either party of this Agreement shall not make an open statement or publication of this Agreement without the other party’s consent in writing in advance; nor shall either party reveal to any third party any business secret that the other party has revealed to it from time to time during the course of the parties’ cooperation; this includes not revealing to the relevant experts that cooperate with Party A.

8.

Default Responsibilities

8.1

General Default

Either party of this Agreement violating any terms of this Agreement shall constitute default. In addition to the rights according to certain laws; the party that has abided by the Agreement may take the following remedial measures:

(1)

Give written notification to the default party, to explain the nature and scope of default, and require the default party to remedy it within reasonable period of time set in the notification; and

(2)

In the case that the default party should fail to rectify it within the time period set in the written notification, then the party that has abided by the Agreement can investigate and affix default responsibility to the default party.

8.2

Fundamental Default

In the case that one party should seriously violate the terms of this Agreement, and make it impossible for the other party to realize the expected goal when signing this Agreement, the Party hat has abided by the Agreement can unilaterally terminate this Agreement. The party can also investigate and affix default responsibility to the default party.

9.

Other Terms

9.1

Continuity of Obligations

All the obligations of both parties under this Agreement shall continue and have full binding power to the parties’ successors, procurators, receivers, assignees, and the main bodies after mergers, restructuring, renaming and so on, without being affected by disputes, third party claims, higher-level authority decrees and any other contracts or documents that Party A signed with any natural or legal persons, nor changed due to debtor’s bankruptcy, inability to payback loans, loss of business qualification or revision of the organization’s articles of association.

9.2

Reservation of Rights

Either party of this Agreement not exercising or delaying its exercise of certain rights under this Agreement does not constitute this Party’s giving up of this right; the party’s exercising certain right or partially exercising certain right does not hinder its exercising this right again in the future.

9.3

Separability

Invalidity of certain clauses of this Agreement does not affect the validity of other clauses of this Agreement.

9.4

Legal Consequences of Force Majeure

(1)

In the case that force majeure event occurs during the execution of this Agreement, the party’s obligation under this Agreement that is affected by the force majeure shall automatically be suspended during the delay period caused by the force majeure; its execution period should be automatically extended.  The extension period should be the suspension period.  The party does not need to take default responsibility for the delay;

(2)

The party that claims to be affected by the force majeure should notify the other party in writing in a timely fashion, and provide the other party with sufficient evidence for the time of the occurrence and duration of the force majeure within the following fifteen days. The party that claims to be affected by force majeure should also make all reasonable efforts to overcome force majeure;

(3)

For the force majure event that has occurred as a result of violating the terms of this Agreement, delay of payment or delay in carrying out the obligations in this Agreement, the default party shall not use force majeure event as an excuse to request exemptions from default responsibilities for delay in payment or carrying out its obligations.

(4)

The party with payment or execution obligations should resume carrying out its obligations under this Agreement after the effect of force majeure has been eliminated.

9.5

Resolution of Dispute and Application of Law

Any contentions or disputes arising from the signing, execution, explanation and termination of this Agreement should be solved by both parties through friendly discussions and coordination. In case discussion or coordination should fail to resolve the issues, both parties of this Agreement have the right to file law suits with the People’s Court that has the jurisdiction.

The law of the People’s Republic of China is applicable to this Agreement.

9.6

Effect and Sets

This Agreement shall become effective from the date signed or stamped with the seals by both parties. For any issues uncovered by this Agreement, both parties can discuss and sign additional agreements.

This Agreement comes into two sets, one for each party; both sets have the same legal effect.

Party A:

Name:

Yang, Sigen

Party B:

Today’s Teachers Technology and Culture Limited

Legal Representative or Signing Representative: Guan, Hai